UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-39663

Absolute Software Corporation

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name)

Suite 1400

Four Bentall Centre, 1055 Dunsmuir Street

Vancouver, British Columbia

V7X 1K8 Canada

(604) 730-9851

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐  Form 20-F                ☒  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒                No  ☐

This Form 6-K is hereby filed and incorporated by reference in the registrant’s Registration Statement on Form F-10 (File No. 333-249661).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Absolute Software Corporation

Date: November 10, 2020	By:	/s/ Christy Wyatt
Name: Christy Wyatt
Title: President and Chief Executive Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Interim Condensed Consolidated Financial Statements for the Three Months ended September 30, 2020 and 2019

99.2	First Quarter Fiscal 2021 Management’s Discussion and Analysis for the three months ended September 30, 2020

99.3	Certification of Interim Filings – Chief Executive Officer

99.4	Certification of Interim Filings – Chief Financial Officer

99.5	Press Release dated November 9, 2020